Exhibit 1

Media Release

6 September 2004

WESTPAC TO HOLD AGM IN NEW ZEALAND

Westpac Banking Corporation will hold its 2004 Annual General Meeting (AGM) in Auckland, on 16 December 2004.  This is the first time that the AGM has been held in New Zealand, and reflects the commitment of Westpac’s Board to move the proceedings outside of Sydney from time to time.

The AGM will be at 2.30pm in the Grand Ballroom of The Carlton Hotel, on the corner of Mayoral Drive and Vincent Street in Auckland. A simultaneous information meeting will be held in Sydney, where shareholders will be able to ask questions via a video link.

Those shareholders not able to attend either venue will be able to watch and listen to the meeting via webcast on Westpac’s Australian website www.westpac.com.au.

The bank’s 30,000 NZ Class shareholders will be invited to the AGM. Although NZ Class shareholders will not be able to vote at the meeting, they will be able to vote ahead of the proceedings through the voting mechanism established at the time of the initial float.

Westpac NZ Chief Executive Ann Sherry said that the AGM being held in Auckland was a significant event in the bank’s 143-year history in New Zealand.

“It is a recognition of the NZ Class shareholders, 7000 ordinary shareholders and the overall significance of Westpac’s New Zealand operations to the bank,” Ann Sherry said.

“This is one of several major events for Westpac in New Zealand in the second half of 2004, we will also be shortly releasing our first Social Impact Report,” she said.

ENDS.

For more information, contact

Paul Gregory

Media Relations Manager, Westpac NZ

Phone: 09 367 3941

or Mobile 027 278 8177